VALASSIS COMMUNICATIONS, INC.

19975 Victor Parkway

Livonia, MI 48152

(734) 591-3000

May 22, 2009

VIA EDGAR

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Valassis Communications, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2008 (the Form “10-K”)

Filed March 4, 2009

File No. 001-10991

Dear Mr. Spirgel:

Set forth below are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 17, 2009, with respect to the above-referenced filing. For your convenience, we have reprinted the Staff’s comments (in italics) below immediately prior to our responses. Courtesy copies of this letter have been sent to the Staff’s examiners.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

General, page 20

1.	We note here and at page 23 that you have engaged in several transactions which do not appear to be discussed in your financial statements. Specifically, you have undertaken the following actions:

•	discontinued your media business in certain European countries;

•	sold the French and one-to-one direct mail services businesses; and

•	ceased and written off your investments in China.

Please describe for us and disclose in the notes to the financial statements, in future filings, the nature of each of these transactions, your accounting treatment, and the impact to your financial statements.

Total revenues generated by the businesses listed above were $23.7 million, $32.1 million and $36.6 million during 2008, 2007 and 2006, respectively, representing less than 3.5% of our consolidated revenues in each of such years. The operating losses generated by these businesses were $5.0 million, $3.2 million and $2.3 million during 2008, 2007 and 2006, respectively, which represented less than 5% of our consolidated earnings or loss from operations for such years. In addition, aggregate pre-tax losses were less than 5% of consolidated earnings (loss) before taxes in each of such years. Therefore, we considered the foregoing transactions immaterial for financial statement and footnote disclosure purposes. However, in order to explain the changes in components making up our “other” revenue, outside of our reportable segments, which we refer to as International, Digital Media & Services, we referenced these transactions in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K.

Specifically, in August 2008, we sold our subsidiary, Valassis SAS (France) to HighCo S.A., a societe anonyme organized under the laws of France. This subsidiary accounted for $13.7 million in revenues and $0.3 million in operating losses in 2008 through the date of sale. Revenues from this subsidiary were $18.6 million and $18.7 million in 2007 and 2006, respectively, resulting in losses of $0 and $2.8 million in such years, respectively. The sale resulted in a loss of $0.3 million which was included in other expenses and income during the third quarter ended September 30, 2008.

In December 2008, we sold the assets of our one-to-one direct mail services business (f/k/a Prevision Marketing) for $8,750, which represented the book value of the assets sold, plus certain assumed liabilities. This business accounted for $8.5 million in revenues and $2.5 million in pre-tax losses in 2008 through the date of sale. Revenues from this business were $11.3 million and $15.9 million in 2007 and 2006, respectively, resulting in a pre-tax loss of $1.3 million and pre-tax income of $2.0 million in 2007 and 2006, respectively. There was no gain or loss on the sale of this business.

As of December 31, 2008, we ceased marketing our media products through our European subsidiaries. These businesses accounted for aggregate revenues of $1.5 million and losses of $1.6 million during 2008. Aggregate revenues of $2.2 million and $2.0 million and losses of $1.9 million and $1.5 million were recorded for these businesses in 2007 and 2006, respectively. Also, as of December 31, 2008, we discontinued the operation of Valassis (Shanghai) Advertising Co., Ltd., our wholly-owned subsidiary in China, which began operations in the fourth quarter of 2007. During 2008, this subsidiary had no revenue and an operating loss of $0.9 million. In addition, at December 31, 2008, we determined that an investment representing an approximate 20% ownership in an investment accounted for under the equity method, in the amount of $4.6 million, was impaired based on continued losses generated. As a result, we wrote the investment off as a non-operating expense, consistent with the way we previously recognized losses from this investment.

Financial Condition, Liquidity and Sources of Capital, page 24

Covenants, page 27

2.	We note that you disclose the required ratios for your material debt covenants associated with the senior secured credit facility and term loan. In future filings, please also disclose and explain the actual ratios as of each reporting date.

Because we had not yet filed with the Commission our Form 10-Q (the “Q1 Form 10-Q”) for the quarter ended March 31, 2009 when we received the Staff’s comment letter, we included the following disclosure in the Q1 Form 10-Q and will include such revised disclosure in our future filings with the Commission:

Covenants

Our senior secured credit facility also requires us to comply with a maximum senior secured leverage ratio, as defined in our senior secured credit facility (generally, the ratio of our consolidated senior secured indebtedness to consolidated EBITDA for the most recent four quarters), ranging from 4.25:1.00 to 3.50:1.00 (depending on the applicable period), and a minimum consolidated interest coverage ratio, as defined in our senior secured credit facility (generally, the ratio of our consolidated EBITDA for such period to consolidated interest expense for such period), ranging from 1.60:1.00 to 2.00:1.00 (depending on the applicable period). For purposes of calculating the minimum consolidated interest coverage ratio, the Amendment permits us to exclude from the definition of “consolidated interest expense” swap termination and cancellation costs incurred in connection with any purchase, repurchase, payments or repayment of any loans under our senior secured credit facility. The table below shows the required and actual financial ratios under our senior secured credit facility as of March 31, 2009.

	Required Ratio	Actual Ratio
Maximum senior secured leverage ratio	No greater than 3.75:1.00	2.80:1.00
Minimum consolidated interest coverage ratio	No less than 1.75:1.00	2.37:1.00

Critical Accounting Policies and Estimates, page 32

Goodwill, Intangible Assets and Other Long-lived Assets, page 32

3.	We note that goodwill accounted for 35% of total assets as of December 31, 2008. We note that operating income, segment revenues and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

(1)	the discount rates for each reporting unit and how those discount rates were determined,

(2)	how cash flows were determined including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

(3)	your consideration of any market risk premiums.

•

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit’s carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

•

For reporting units for which the fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

For further guidance, refer to Release No 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with the above information and expand your disclosures, in future filings.

We will provide additional disclosure in our critical accounting policies substantially similar to the following in our future filings with the Commission, beginning with our Form 10-Q for our second quarter ended June 30, 2009:

Our long-lived assets consist primarily of property and equipment, mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized but is evaluated at least annually in the fourth quarter for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives and, therefore, we do not amortize them. We periodically review the carrying amounts of all of our long-lived assets. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished, and at least annually in the fourth quarter in the case of trade names and goodwill. The identification of units of accounting and the allocation of intangible assets by unit of accounting during 2008 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation in accordance with SFAS 141(R), “Business Combinations.” The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

We perform our impairment testing at the reporting unit level. We reviewed the provisions of SFAS No. 142 with respect to the criteria necessary to evaluate the number of reporting units that exist As a result, we identified six reporting units as follows:

Goodwill at 12/31/08 ($ in millions)
Shared Mail	$534.2
NCH Marketing Services, Inc.	64.9
Newspaper products	23.6
Valassis Relationship Marketing Systems	10.1
Valassis In Store Solutions, Inc.	4.5
Solo direct mail	3.6

$640.9

The identification of reporting units and the allocation of goodwill to reporting units during 2008 were consistent with prior periods.

We estimate the fair values of our reporting units through a combination of income-based and market-based approaches. We rely primarily on the income-based approach and use the market-based approach to validate the results. The income-based approach is based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the reporting units expected long-term operations and cash flow performance. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants. At December 31, 2008, we used a discount rate of 17.5% for all of our reporting units, except for NCH, for which we used 15.0%, due to differences in industry and risk profile. Discount rates used in prior-year testing ranged from 13.0% to 15.0% depending on each reporting unit’s risk profile. The projections are based on both past performance and the projections and assumptions used in our current operating plan. As such, we assumed that the economic downturn would continue in 2009, resulting in revenue declines, and begin recovery in 2010. We used unique revenue growth assumptions for each reporting unit, based on history and product characteristics, ranging from declines of 2% to growth of 10% through 2013, and used growth factors ranging from 0% to 3% to calculate terminal value at the end of five years for each reporting unit. In addition, we applied profitability assumptions consistent with historical trends at various revenue levels. Such assumptions are subject to change as a result of changing economic and competitive conditions and other factors which are beyond our control. The market-based approach estimates fair value by applying trading multiples of potential earnings, such as EBITDA and revenue, of other publicly-traded companies within the industries our reporting units participate in to our reporting units. We believe this approach is appropriate because it provides a fair value using trading multiples from companies with operations and economic characteristics similar to our reporting units.

Based on the valuation approach described above, we recorded impairment charges of $187.2 million and $18.8 million against the Shared Mail and solo direct mail reporting units, respectively, during the quarter ended December 31, 2008. The fair values of the remaining reporting units exceeded their respective carrying amounts as of December 31, 2008 by 14% in the case of NCH Marketing Services Inc., 127% in the case of Newspaper products and a weighted average of 18% for the remaining units.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenue a market participant would be willing to pay as a royalty for their use. Based on our analysis of market transactions, we used a 1% royalty rate (equivalent to the rate used in the prior year) applied to future estimated revenue streams and performed a discounted cash flow analysis. As of December 31, 2008, the resulting fair value based on this calculation, using a discount factor of 17.5% (up from 13% in the prior year due to increased market risk), which represented the weighted average cost of capital of market participants, indicated an impairment in the amount of $39.7 million, due to the negative effect of the current economic environment on our future revenue and customer retention assumptions.

In future filings, we will expand this disclosure to include additional assumptions and sensitivity analysis when the estimated fair value of a reporting unit or unit of accounting is not significantly higher than its respective carrying amount and where the impairment charge, if resulting, would be material to investors.

4.	We also note that you recorded an impairment charge for a portion of your indefinite-lived intangible assets as of December 31, 2008. Similar to the disclosures discussed above regarding goodwill, we believe you should provide the following information:

•	Provide a description of the steps you perform to review your trademarks and tradenames for recoverability.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.

•

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

•	Further, disclose any changes to your units of accounting or allocations of intangible assets by unit of accounting and the reasons for such changes.

•

If you determined that the fair value of any of your units of accounting did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

•

For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

Please provide us with the above information and expand your disclosures, in future filings.

The Company refers the Staff to the Company’s response to Comment No. 3.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Robert L. Recchia
Executive Vice President and Chief Financial Officer